SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Marin Software Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56804T205

(CUSIP Number)

ESW Capital, LLC

401 Congress Avenue

Suite 2650

Austin, TX 78701

(512) 524-6149

Attn: Andrew S. Price

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804T205	SC 13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,204,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,204,128
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.31% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based upon 5,649,701 shares of the Issuer’s common stock outstanding on September 5, 2017 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2017, after taking account of the reverse stock split ratio of 7-to-1 approved by the board of the directors of the Issuer on September 27, as reported in the Issuer’s Current Report filed with the SEC on October 5, 2017.

CUSIP No. 56804T205	SC 13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,204,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,204,128
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.31% (1)
14.	Type of Reporting Person (See Instructions) IN/HC

(1)	Calculated based upon 5,649,701 shares of the Issuer’s common stock outstanding on September 5, 2017 as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on September 8, 2017, after taking account of the reverse stock split ratio of 7-to-1 approved by the board of the directors of the Issuer on September 27, as reported in the Issuer’s Current Report filed with the SEC on October 5, 2017.

CUSIP No. 56804T205	SC 13D	Page 4 of 8

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share of Marin Software Incorporated, a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”). The address of the Issuer’s principal executive office is 123 Mission Street, 27th Floor, San Francisco, California 94105. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Reporting Persons originally filed a Schedule 13D as required by Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(f) solely because the Reporting Persons’ aggregate beneficial ownership has exceeded 20% of the outstanding shares of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company (“ESW”); and

(ii)	Joseph A. Liemandt, a natural person and citizen of the United States (“Liemandt”).

ESW and Liemandt are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ESW is a private investment fund that is principally engaged in the business of investing in securities. Mr. Liemandt is the sole voting member of ESW. The business address and principal executive offices of the each of the Reporting Persons are 401 Congress Avenue, Suite 2650, Austin, Texas 78701.

The Shares to which this Schedule 13D relates are owned directly by ESW.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ESW is a Delaware limited liability company. Liemandt is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of 1,204,128 of the Shares acquired by ESW to date is approximately $15,049,019.50, inclusive of any applicable brokerage commissions.

ESW used its own assets to purchase the shares.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold the Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of November 6, 2017, ESW beneficially owned and had sole voting and dispositive power with respect to 1,204,128 Shares, representing approximately 21.31% of the 5,649,701 Shares outstanding on September 5, 2017 as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on September 8, 2017, after taking account of the reverse stock split ratio of 7-to-1 approved by the board of the directors of the Issuer on September 27, as reported in the Issuer’s Current Report filed with the SEC on October 5, 2017.

CUSIP No. 56804T205	SC 13D	Page 5 of 8

As of November 6, 2017, Liemandt may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by ESW.

(c) Except as set forth in the attached Annex I hereto, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

An affiliate of ESW utilizes certain software product of the Issuer to optimize its marketing budget and expenses.

Except as set forth above and otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 56804T205	SC 13D	Page 6 of 8

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 56804T205	SC 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 6, 2017

ESW CAPITAL, LLC

/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price
Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

CUSIP No. 56804T205	SC 13D	Page 8 of 8

Annex I

Information With Respect to Transactions of Shares in the 60 days prior to the date hereof

ESW Capital, LLC

Date	Transaction	Shares	Price/Share ($)
10/26/2017	Purchase	361,172	12.5000
10/20/2017	Purchase	42,088	13.9999	*
10/19/2017	Purchase	3,970	13.9948	*
10/17/2017	Purchase	5,712	13.9902	*
10/12/2017	Purchase	1,908	14.0000
10/11/2017	Purchase	472	14.0000
10/4/2017	Purchase	23,056	1.9986	*
10/3/2017	Purchase	32,181	1.9869	*
10/2/2017	Purchase	79,357	1.9008	*
9/27/2017	Purchase	10,295	1.8000
9/22/2017	Purchase	302,642	1.8478	*
9/19/2017	Purchase	1,460	1.6500
9/15/2017	Purchase	350,000	1.6500
9/8/2017	Purchase	28,766	1.2500
9/7/2017	Purchase	172,894	1.2000

Purchases are inclusive of brokerage commissions.

*	Represents a weighted average purchase price per share.

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of November 6, 2017.

ESW CAPITAL, LLC

/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price
Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt